August 26, 2019



Via Email

Richard W. Viola
McGuire Woods LLP
201 North Tyron Street
Suite 3000
Charlotte, NC 28202

       Re:     Speedway Motorsports, Inc.
               Schedule 14D-9 and Schedule 13E-3 filed August 16, 2019 File No. 5-53499

Dear Mr. Viola:

         The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All of the defined terms used here have the same meaning as in your filings, unless otherwise indicated.

        Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9   Item 4 The Solicitation or Recommendation, page 10

   1. Refer to the disclosure on page 15, second to last paragraph, concerning the discussions on June 10, 2019. Page 2 of the June 10, 2019 presentation materials by Morgan Stanley filed as exhibit 99(c)(5) to the Schedule 13E-3 references a "June 6th:
Session with
      Speedway Motorsports CEO, Marcus Smith, to discuss strategic discussions with France family, NASCAR, and ISC." Please summarize these discussions (with the France family) here and include the date(s) when they occurred. Your revised disclosure should clarify whether Mr. Smith (or any other affiliate of the Company) discussed the proposed acquisition transaction with the France family or its representatives. Richard W. Viola, Esq.
McGuire Woods LLP
August 26, 2019
Page 2

Reasons for the Offer and the Merger; Recommendation of the Special Committee, page 19

   2. Page 12 of the May 16, 2019 materials provided by Morgan Stanley to the Company includes a number of alternatives to this transaction. Revise to explain what alternatives the Company considered, how it analyzed them, and why it rejected each in favor of the
      Offer and the Merger. See Item 1013 of Regulation M-A.

   3. The table on page 34 presents "selected elements of the Management LRP." Explain why you have omitted some elements (and describe them). Alternatively, revise to include.

        We remind you that the Company is responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.

                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions